SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:  Excal Enterprises, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  300902103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    December 11, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   259,500

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  259,500

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   259,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.45%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER

     This Schedule 13D (this "Schedule") relates to the common stock, par value $.001 per share ("Shares"), of Excal Enterprises, Inc., a Delaware corporation (the "Company"), with principal executive offices located at 100 North Tampa Street, Suite 3575, Tampa, Florida 33602.

Item 2.  IDENTITY AND BACKGROUND

     (a), (b) and (c) This Schedule is being filed by Asset Value Fund Limited Partnership ("Asset Value"), a limited partnership engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc., ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), whose principal business is the operation of T. R. Winston & Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921. (See Exhibits A and B for information, including addresses and principal businesses or occupations, about the executive officers and directors of Asset Value Management and Kent, respectively.)

     (d) During the past five years, none of Asset Value, Asset Value Mangement, Kent, and any of the persons listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Asset Value, Asset Value Management, Kent, nor any of the persons listed on Exhibits A and B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Asset Value is a New Jersey limited partnership, and Asset Value Management and Kent are Delaware corporations. TRW is a New Jersey corporation. All individuals listed on Exhibits A and B are citizens of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As of December 20, 1996, Asset Value has acquired 259,500 Shares at an aggregate purchase price of $524,088.85, including brokerage commissions. Asset Value purchased the Shares with its cash reserves.

Item 4.  PURPOSE OF TRANSACTION.

     Asset Value has acquired the Shares for capital appreciation but reserves the right to take any action it deems appropriate to enhance its investment including tendering for additional Shares or soliciting proxies to elect its nominees as a majority of the Company's board of directors or using any other means of seeking control of the Company, although it has no such plan at this time. Asset Value will evaluate its investment in the Company on an ongoing basis and will take whatever action it concludes is in its own interests, including buying additional Shares or selling the Shares without any further prior disclosure.

     In September, 1996 the Chairman of Asset Value Management spoke by telephone with fewer than ten of the Company's shareholders to discuss the Company's consent solicitation which was then ongoing. On September 24, 1996, four shareholders, including Asset Value, met together with an agent of the Company to discuss the shareholders' opposition to the Company's proposals. No understandings were reached. Subsequently Asset Value received a letter from the president of the Company, a copy of which is annexed to this Schedule as Exhibit D.

     Recently the Chairman of Asset Value Management was sued by the Company for failing to file a Schedule 13D disclosing that he was a member of a group with the shareholders who attended the meeting. Asset Value believes that the Company's lawsuit is groundless.

     Except as described above, Asset Value currently has no plan or proposal which relate to or would result in any of the actions or matters referred to in the text of Item 4 of Schedule 13D.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on December 20, 1996, Asset Value beneficially owned 259,500 Shares, representing 6.45% of Shares reported as outstanding in the Company's Form 10-QSB for the quarter ended September 30, 1996.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement, the dates of such transactions, and the per Share purchase price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Executive Officers and Directors of Asset Value Management Exhibit B - Executive Officers and Directors of Kent
         Exhibit C -  Transactions in Shares for the past 60 days
         Exhibit D -  Letter received from R. Park Newton III

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 20, 1996


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                   EXHIBIT A

              ASSET VALUE MANAGEMENT (See Item 2 of this Schedule)

                        Executive Officers and Directors


NAME AND BUSINESS ADDRESS                    PRESENT POSITION(S) WITH ADDRESS
-------------------------                    ---------------------------------

Paul O. Koether                              See Exhibit B for information about
                                             Mr. Koether

John W. Galuchie, Jr.                        See Exhibit B for information about
                                             Mr. Galuchie

                                   EXHIBIT B

                       KENT (See Item 2 of this Schedule)

                        Executive Officers and Directors

NAME AND BUSINESS ADDRESS*                   PRESENT POSITION(S) WITH ADDRESS*
-------------------------                    ---------------------------------

Paul O. Koether                              Chairman, President and Director
                                             of Kent

                                             Registered Representative, Chairman
                                             and Director of TRW

                                             President and Director of Asset
                                             Value Management

                                             Chairman, President and Director
                                             Pure World, Inc. ("Pure World")
                                             (Engaged in the business of
                                             manufacturing and distrubuting
                                             natural products)

                                             Chairman, President and Director
                                             Sun Equities Corporation ("Sun")
                                             (Sun is a closely-held private
                                             company, the business of which is
                                             to own shares of other
                                             corporations.  Sun and parties
                                             affiliated with Sun own
                                             approximately 38 percent of Pure
                                             World's outstanding common stock)

                                             General Partner
                                             Shamrock Associates
                                             (Investment limited partnership;
                                             owner of approximately 39 percent
                                             of Kent's outstanding common stock)

                                             Chairman, President and Director
                                             American Metals Service, Inc.
                                             ("AMTS")
                                             (Engaged in redeploying its assets)


*Unless  otherwise  designated,  the  address   of  the  executive  officers,
directors,  and companies referred herein, is 376 Main Street,  Bedminster,  New
Jersey 07921.


John W. Galuchie, Jr.                        Vice President and Treasurer of
                                             Kent

                                             Secretary, Treasurer and Director
                                             of Asset Value Management

                                             Registered Representative,
                                             President, Treasurer and Director
                                             of TRW

                                             Vice President and Director of Sun

                                             Executive Vice President, Treasurer
                                             and Secretary of Pure World

                                             Vice President, Treasurer and
                                             Director of AMTS


M. Michael Witte                             Director of Kent
1120 Granville Avenue
Suite 102                                    President
Los Angeles, CA  90049                       M.M. Witte & Associates, Inc.
("1120 Granville")                           1120 Granville
                                             (Oil and gas consulting and
                                             investment management)

                                             Co-Chairman
                                             The American Drilling Company, LLC
                                             1301 Montana Avenue
                                             Suite D
                                             Santa Monica, CA  90402
                                             (Oil and gas exploration and
                                             production)

                                             President and Chief Executive
                                               Officer
                                             South Coast Oil Corporation
                                             800 W. 6th Street
                                             Pacific Financial Center
                                             Suite 1600
                                             Los Angeles, CA  90017


Casey K. Tjang                               Director of Kent
350 Fifth Avenue
Empire State Building                        Chief Finanical Officer and
Room 3922                                     Secretary
New York, NY  10118                          Leading Edge Packaging, Inc.
("350 Fifth")                                350 Fifth
                                             (Marketing wholesaler and
                                             distribution of consumer product
                                             packagings)

                                             Andrew-Case International Limited
                                             c/o L.B. Saw & Associates
                                             17th Floor
                                             China Insurance Building
                                             48 Cameron Road
                                             TST Kowloon, Hong Kong
                                             (International corporate finance
                                             and trading)

Mathew E. Hoffman, Esq.                      Director of Kent
757 Third Avenue, 6th Floor
New York, NY  10017                          Partner
("757 Third")                                Rosen & Reade, a Law Firm
                                             757 Third



                                   EXHIBIT C

                  Transactions in Shares for the Past 60 Days


                                    NUMBER OF               PRICE
  DATE                            SHARES PURCHASED          PER SHARE*
--------                          ----------------          ----------

10/25/96                            3,500                     1.8736
10/29/96                            6,500                     1.9375
10/30/96                            2,500                     1.9375
11/06/96                            1,500                     1.85
11/08/96                            5,000                     1.85
11/15/96                           10,500                     1.85
11/20/96                            9,500                     1.9457
12/03/96                            1,000                     2.125
12/11/96                            6,500                     2.00
12/11/96                           17,500                     1.961
12/12/96                            1,500                     2.00
12/12/96                            7,500                     2.03125
12/13/96                            4,000                     2.0625
12/16/96                            2,000                     2.125
12/16/96                            2,500                     2.25
12/16/96                            3,000                     2.1875
12/17/96                            2,500                     2.25
12/19/96                            4,500                     2.3125
12/19/96                            1,000                     2.34375
12/19/96                            5,000                     2.375
12/20/96                            1,000                     2.4375
12/20/96                            1,000                     2.4675


*   Exclusive of brokerage commissions.



                                   EXHIBIT D

                    Letter received from R. Park Newton III


                                R PARK NEWTON III
                      2525 Bayshore Blvd. - Tampa, FL 33629
                   Tele: (813) 251-6712 - Fax: (813) 251-0529


To:               Mr. Paul Koether
                  Mr. John Sanford
                  Mr. Walter Carucci
                  Mr. Nelson Obus

From:             R. Park Newton III

Date:             October 8, 1996

Subject:          Demand that Excal repurchase your respective investments:


     Carey Webb has briefed me on your meeting of September 24, and furnished Lexus-Nexus data on Paul Koether. I see the current situation a result of the invalidation of Smith's "investment selling-story", when he "jumped ship", deserting his Excal investment and those supporting his efforts! Certainly not the responsibility of Excal.

     The net effect of this situation could have a prolonged negative impact on Excal and a majority of it's shareholders. For this reason, I am convinced that it would be in the best interest of all shareholders if the Company participated with any investor impacted by Smith's actions who wishes to exit their Excal investment.

     Although clearly not the Company's problem or responsibility, I am willing to propose necessary actions to allow the Company to buy-out your investment. The purchase price would be at some small, to be negotiated market premium, within financial terms not disruptive to normal continuing Company operations. Under the current situation, all terms of payment must address the following concepts.

          (A) The financial structure of the buy-out must fit within the Company's financial capacity to perform on a worst case basis.

          (B) Penalties for default under the terms of the "purchase instrument" (preferred stock , bond, note, etc.) must be financial in nature. The Company will not agree to any deal that could jeopardize the remaining shareholders where the results could force the Company into foreclosure, insolvency, etc.

     I am the one most knowledgeable of the components that makeup Excal. I have access to the information, and understand the dynamics of the shareholder makeup. My knowledge and background indicate certain points you have put forth only negatively impact your basic investment objective.

     Since these actions clearly are not those taken by experienced, intelligent, professional investors, I can only conclude that you do not have the needed information and relevant facts to make a fully informed decision. I hope the following will assist you with this decision.

Excal ownership & control issues:
---------------------------------

     Excal shareholders can be viewed as being in three general classifications.

          (I)   Management. This  group directly  owns  25.9%  (1,041,212  owned
of 4,025,594  outstanding).   If  "in the money"  options  are  considered  this
ownership increases to 43.2% (2,271,212 owned of 5,255,594 outstanding).

          (II) Small "retail type" investors who were sold by management, or an "agent/broker" initiated by management. This group owns 52.9% (2,129,315 owned of 4,025,594 outstanding). When "in the money" options are considered their ownership declines to 40.5% (2,129,315 owned of 5,255,594 outstanding).

          (III) The "professional type" investors with large block holdings. Most of these investors (with one or two exceptions such as Carr Securities) came into the investment because of Smith and the "investment story" he was promoting. This group directly owns 21.2% (855,067 owned of 4,025,594 outstanding). When "in the money" options are considered their ownership declines to 16.3% (855,067 owned of 5,255,594 outstanding).

         I see shareholder satisfaction and support of management as follows:
Management group is pro-management. The typical small retail type investors I view in two ways. Investment made pre-Sears or post-Sears. The older, pre-Sears investors, sold by management are extremely pro-management. Early stage investors who were not happy with management sold out years ago. Those still in are friends! Post-Sears investors are generally pro-management. Since the Sears settlement most have seen an increase in the value of their investment and improving company performance. The professional investors generally want out of the situation Smith left them in, and support his anti-management story.

     Since formation, Excal's leadership has been consistent and continual without major complaint from traditional shareholders. The fact is, the large majority of shareholders have and do support management. They have seen recent increases in the value of their investment. They see Excal's value as being better than ever - a direct result of management's commitment and continuing effort. Smith's bail out, leaving his supporters as he did, seems indicative as to how Excal's shareholders might have fared under his control of Excal.

     Combined  with  direct   ownership,   management   currently  has  required
shareholder support to continue managing Excal. With just exercising "in the money" options it become problematic!

         Consent Solicitation:
         --------------------

     Given Mr. Koether's situation with Texas Real Estate Investment Trust, I understand your initial concerns and fears surrounding the consent solicitation. I agree that it does not seem proper that management, absent ownership, should be allowed to continue control especially without support of a majority of the shareholders. This is not the case with Excal. A shareholder rights plan has been in place for some time, management currently has the support of well over a majority of Excal's shareholders, owns 43.2% of Excal including options, and for the past several years the "new management team" has produced ever improving financial results.

     With the exception of the Smith attracted professional investors, Excal's shareholders are typical of the ones associated with most small cap entrepreneur companies. At this retail level of the market, stocks are "always sold - never bought". Generally they are not "in tune with" or interested in the type of issues professionals look at, ones that you and Smith think important.

     First ASX made a run at Excal with their own agenda; clearly not in the best interest of other Excal shareholders. Smith came second, same thing "own agenda", expensive, and not in the best interest of other Excal shareholders. At this time, all of the shareholders have been told, and know that both ASX and Smith represented a threat to the other shareholders, were time consuming for management, and extremely costly for the Company.

     Who knows what Wasserstein is up to? We have documentation where he proposes a leverage buy out at the expense of all other Excal shareholders! If you initiate litigation, Excal shareholders will only see it as "one more" large professional investor group attempting to pressure Excal and its's management, it will be perceived as "more of the same". ASX and Smith's actions, the Wasserstein 13D filing, and actions on your part, provide more reason for shareholders to support the consent solicitation!

     I fail to see how the consent solicitation can materially effect the market price of Excal's stock. Excal's traditional investors see the action being taken as needed help in stopping large well financed professional investors from taking advantage of their investment!

Effect of threatened litigation:
--------------------------------

     Whatever the outcome of the consent solicitation, it has no meaningful impact on the issue of control. It is well documented that I am not intimidated by and have been quite active in business litigation. I know how expensive it is for both parties. Any litigation, in this area, will only serve to increase your investment basis (your added expense), lower the values underlying your investment (Excal's added expense), and extend your investment holding period.

     These type of unproductive expenses only negatively impact your overall investment returns. The concept of litigation as an attempt to force us to meet your demand is not in your financial best interest, as it has no influence on the issue of control! The long and costlier any litigation, the larger the negative impact. Most importantly, your investment will remain subject to market fluctuations for the foreseeable future.

     Your thought of a $1.00 stock price could prove accurate. I do not know, but $1.00 was the price before Smith's outside influence, and there still exits an 855,067 share overhang. If a portion of this investor group starts liquidating, without off setting demand, who knows what the market will do!

     I took these threats as posturing or negotiations, since I do not see these actions taken by professional investors. I can assure you that management's tolerance and patience in dealing with large, professional type investors promoting their own agenda is wearing thin. Future threats on your part will be counter productive to your overall efforts, and in fact could prevent a successful sale to the Company.

Don't know where the Company is going:
-------------------------------------

     Since closing the Sears deal, we have been quite explicit as to the future direction for the Company. (1) Stabilize the real assets in Jacksonville and maximize the cash flow potential. (2) Determine the feasibility of remaining in the automotive business and either grow or get out of the business. (3) Identify one or two new business opportunities, that fit within management's experience, for Excal to capitalize on.

     Step one and two are substantially completed, and except for the disruption created by the Smith Group, we would be a lot closer to meeting the objectives of step three. The only major deviation has been the decision to invest Company funds in a stock repurchase program, not only for the Smith Group, but for the investors involved who were "left out in the cold" when Smith took his profit and shut down the "investment story" that was fueling the demand in the market.

Basic investment strategies for Excal shareholders:
---------------------------------------------------

     I see two basic investment strategies that existing shareholders can follow. (I) Hold their investment for the near future and benefit from the long-term results created by management. (II) Liquidate their investment when they feel appropriate in the open market. New investors of course will create future market demand, when purchasing stock as a direct result of management's efforts and future financial results.

     The situation created by Smith has left you and other professionals with limited options, and the Company and the majority of its shareholders in a some what tenuous position. Considering the fundamental components of investment; buy, hold, sell; it seems you have executed two out of the three very well. No efficient exit strategy seems available under current conditions, of course should market demand be sufficient for you to efficiently dispose of your holdings, no need exist for Excal's support!

     The Company and other shareholders either must live with the market impact of disgruntled shareholders owning 855,067 shares, or deal with the situation, and help them liquidate outside the public market. This is the only reason that I am interested in working with you. To help you out of your situation! Obviously the Company is the most likely buyer!

     I am proposing that I help you sell the required Excal management personnel to allow the Company to work with you because I think it is beneficial to all Excal shareholders. Others in Excal's management lack my experience in dealing with complex shareholder and public market issues. They must support any effort if you are to succeed. I have to sell them!

     The initial action of getting Carey Webb to New York under false pretenses has left little room for some in Excal's management to trust, or have faith in what you say or will do. Logically, to speed things along, I thing the most effective action you could take would be to tender supporting proxies for the consent solicitation. This would go a long way in rebuilding the trust lost with others I must convince, and make my job easier. Would it not further your overall investment objective - best of all it's free, you give up nothing!

     If your final decision is to exit your Excal investment at this time, and you would like me to help, then I suggest the following. Paul Koether and I meet to develop a financial strategy with the required flexibility to address both of our requirements. Once the concept is agreed on, the price and terms can be negotiated and the transaction finalized. Using these terms and structure, an offer would be made to other investors effected by this situation. Give me a call, let's get going.

     There is once other major point! John must agree that for an extended time period, Aris and Park Newton are to be included in the invitation list for the "best annual" dove shoot! Seems appropriate compensation for getting you out of your trap - especially getting to keep some cheese!





/s/ R. Park Newton III